EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Nine Months Ended October 3, 2009
Fixed charges:
Interest expense	$234
Estimated interest portion of rents	27
Total fixed charges	$261

Income:
Loss from continuing operations before income taxes	$(84)
Fixed charges	261
Adjusted income	$177

Ratio of income to fixed charges	.68

Earnings for the nine months ended October 3, 2009 were inadequate to cover fixed charges.  Additional earnings of $84 million would have been necessary to bring the ratio of income to fixed charges to 1.0.